Filed Pursuant to Rule 424(b)(3)
File No. 333-163555

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated December 28, 2009)

GTX Corp
12,000,000 SHARES OF COMMON STOCK

This Prospectus Supplement No. 1 amends and supplements our prospectus dated December 28, 2009 (the “Prospectus”) and should be read in conjunction with, and must be delivered with the Prospectus.

Amendment of Dutchess Opportunity Fund, II, LP Investment Agreement.

As stated in the Prospectus, on November 16, 2009 we entered into an Investment Agreement (“Investment Agreement”) with Dutchess Opportunity Fund, II, LP (formerly known as Dutchess Equity Fund, L.P. and herein referred to as “Dutchess”) pursuant to which Dutchess committed to purchase up to $10,000,000 of our common stock, over the course of thirty-six months (the “Equity Line”).  Under the Investment Agreement, we are entitled to draw on the facility from time to time by putting (selling) shares to Dutchess.  Prior to the amendment discussed below, the maximum amount that we were entitled to put to Dutchess under the Investment Agreement in any one draw notice is 200% of the average daily volume (U.S. market only) of the common stock for the three (3) trading days prior to the date of delivery of the applicable put notice, multiplied by the average of the closing prices for such trading days.  The purchase price of the shares sold to Dutchesss was ninety-four percent (94%) of the volume weighted average price (VWAP) of our common stock during the five (5) consecutive trading day period beginning on the trading day immediately following the date of delivery of the applicable put notice.

On March 11, 2010, we entered into an amendment to the Investment Agreement with Dutchess.  Under the amendment, we agreed with Dutchess to change (i) the amount that we can sell to Dutchess under the Equity Line at any time, and (ii) the pricing of the shares sold to Dutchess.   As revised by the amendment, we can, at our option, sell to Dutchess at any time the greater of (a) the currently permitted amount (i.e. 200% of the average daily volume of the common stock for the three trading days prior to the date of the put notice), or (b) any other specified amount, up to $500,000.  The amendment also changed the pricing for such sales of common stock to Dutchess, so that the purchase price now payable by Dutchess is equal to 94% of the lowest daily VWAP of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of the applicable put notice.

Finally, under the amendment, we also agreed that if Dutchess receives more than ten percent (10%) net profit from its disposition of the shares sold from any put submitted by us, any such net profits over ten percent (10%) of the shares disposed of from any put will be promptly remitted to us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 17, 2010.